LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

1. CBI Acquisition, Inc.	Nevada

2. Columbus S.M., LLC	Nevada

3. Rand Metals LLC	Nevada

4. Columbus Minerals, LLC	Nevada